TELECONNECT INC.
PO Box 1196
4801 BD Breda
The Netherlands

October 26, 2009

Larry Spirgel, Esq.
   Assistant Director
Scott Hodgdon, Esq.
   Attorney-Advisor
Division of Corporation Finance
Mail Stop 3720
U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:	Teleconnect Inc.
Preliminary Proxy Statement on Schedule 14A
filed August 28, 2009 (File No. 000-30611)
Annual Report on Form 10-K for the Fiscal Years Ended
September 30, 2007 and September 30, 2008
Filed June 18, 2009 and August 14, 2009
Quarterly Reports on Form 10-Q for the Quarterly Periods Ended
December 31, 2008, March 31, 2009 and June 30, 2009
Filed September 23, 2009, October 5, 2009 and October 14, 2009
File No. 000-30611

Gentlemen:

Teleconnect Inc. (the “Company”), as requested in your comment letter dated October 22, 2009, provides the following statement to you acknowledging that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the abovedescribed filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.